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                                                                  EXHIBIT 6


                              PEXCO HOLDINGS, INC.
                              7130 S. Lewis Avenue
                                    Suite 850
                              Tulsa, Oklahoma 74136
                               Tel. (918) 493-7730
                               Fax. (918) 493-7796

                             February 23, 1995



     Mr. William Ziegler, III
     Hay Island
     Darien, Connecticut 06820

     Ms. Helen Z. Steinkraus
     Great Island
     P.O. Box 3038
     Noroton, Connecticut 06820

     GIH Corp.
     250 Harbor Drive
     Stamford, Connecticut 06902

     United States Trust Company of New York
     114 West 47th Street
     New York, New York 10036

     Union Trust Company
     300 Main Street
     Stamford, Connecticut 06902

               Re: American Maize-Products Company

     Ladies and Gentlemen:

               I have attempted throughout the day to reach Mr. Ziegler to personally present the proposal set forth below but have been unable to do so. Consequently, by this letter I am hereby advising you that A.M. Acquisition Corp., an indirect wholly owned subsidiary of Usaha Tegas sdn. bhd., desires to acquire all of the equity of American Maize-Products Company (the "Company"). As the first step toward acquiring the Company, I am by this letter making a firm proposal to you, as the Company's controlling shareholders through your ownership of Class B Common Stock, to purchase all of your shares of Class B Common Stock for $44 per share in cash. If you accept our offer, we will propose to the Company a cash merger transaction pursuant to which all of the outstanding shares of common stock (other than your Class B shares) would be converted into the right to receive a cash amount equal to $40.25 per share. Please note that, under our proposal to you, it is a condition to your obligation to sell (but not to our obligation to purchase) your Class B shares that your Class A shares are also purchased at $40.25 per share in the merger or otherwise.
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     Mr. William Ziegler, III
     Ms. Helen Z. Steinkraus
     February 23, 1995
     Page 2

               Usaha Tegas (UTSB) is a substantial private investment holding company organized under the laws of Malaysia. U.S. investments are managed by an affiliate of UTSB, Pexco Holdings, Inc. based in Tulsa, Oklahoma. These operations include majority ownership of a number of U.S. consumer products companies: National Tobacco Company, Crosman Corporation, Voit Corporation and FLA Orthopedics. Additional U.S. investments include minority stakes in New York based CapMAC (Capital Markets Assurance Corp.), a financial services firm, and Marmot Mountain International, Inc., a premier marketer of outerwear for climbing and skiing enthusiasts.

               I have enclosed for your review a proposed Stock Purchase Agreement which sets forth all terms and conditions of our proposed transaction. We are available to address any questions raised by our proposal (which shall remain open until close of business on Wednesday, March 1, 1995 and may be accepted prior to such time by all parties executing the Stock Purchase Agreement in final form). I hope that each of you will consider this proposal seriously--it represents an all cash offer, it is not subject to any financing contingency and it will permit us to proceed with a transaction that will provide fair value for all of the Company's shareholders.

               I am prepared to meet with you at any time to discuss this proposal. I look forward to hearing from you and hope that we can work together toward a transaction that will benefit the Company and all of its shareholders.


                                   Very truly yours,

                                   /s/ Leonard D. Pickett

                                   LEONARD D. PICKETT
                                   President

     LDP/ph
     Enclosure